Hatteras Financial Corp.

110 Oakwood Drive, Suite 340

Winston Salem, North Carolina 27103

August 20, 2010

Via Courier and EDGAR

Linda VanDoorn, Senior Assistant Chief Accountant Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:	Hatteras Financial Corp. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 001-34030

Dear Ms. VanDoorn:

This correspondence is our response to your comment letter dated August 6, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended March 31, 2010. For your convenience, we reproduced your comment before our response thereto. Please see attached Annex A.

We acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at DLA Piper LLP (US) at (919) 786-2003, or Kenneth A. Steele at (336) 760-9331.

Sincerely, Hatteras Financial Corp.

/s/ Kenneth A. Steele
Kenneth A. Steele, Chief Financial Officer

cc:	Securities and Exchange Commission Jerard Gibson, Attorney Jennifer Gowetski, Attorney Yolanda Crittendon, Accountant

DLA Piper LLP (US)                 Jeffrey M. Sullivan

Annex A

Form 10-K

Item 6 – Selected Financial Data, page 29

1. Refer to footnote four. You have disclosed that average portfolio yield is being calculated by dividing net interest income by average agency RMBS. However, it appears that you are using interest income as oppose to net interest income in your calculation. Please advise.

Response: We calculate average portfolio yield by dividing interest net of amortization by our average agency securities. In the future, we will disclose that fact in our appropriate periodic filings with the Commission.

Item 7 – Management Discussion and Analysis, page 31

2.	We note your disclosure on page 6 regarding the U.S. Federal Reserve’s program to purchase agency securities. Please revise your MD&A to describe the impact of this purchase program on your business and the value of your assets as well as any impact resulting from the end of this program. Provide this disclosure in future filings and tell us how you plan to comply.

Response: We will include in our appropriate periodic filings with the Commission disclosure substantially similar to the following:

One of the main factors impacting market prices was the U.S. Federal Reserve’s program to purchase agency securities which had commenced in January 2009 and was terminated on March 31, 2010. In total, $1.25 trillion of agency securities was purchased. While these purchases have ended, the program continues to impact the market supply as the government settles short sales and failed purchases. In addition, through the course of 2009, the U.S. Treasury purchased $250 billion of agency securities. An effect of these purchases has been an increase in the prices of agency securities, which has decreased our net interest margin. When these programs terminated, the market expectation was that it might cause a decrease in demand for these securities which would likely reduce their market price. However, this has not happened and we continue to see strong demand as these securities remain desirable assets in this rather volatile economic environment. It is difficult to quantify the impact, as there are many factors at work at the same time which affects the price of our securities and, therefore, our yield and book value. Due to the unpredictability in the markets for our securities in particular and yield generating assets in general, there is no pattern that can be implied with any certainty. We believe the largest risk is that if the government decides to sell significant portions of its portfolio, then we may see meaningful price declines.

Investments

Agency Securities, page 36

3.	We note your disclosure on page 4 that your agency securities consist of ARMs and hybrid ARMs. Please tell us the portion of your agency securities that consist of ARMs verses hybrid ARMs. In addition, please clarify the portion of your agency securities that represent mortgages that reset monthly, quarterly and annually. Please confirm that you will provide similar disclosure in future filings.

Response: All of our investments currently consist of agency securities that are backed by hybrid ARMs, which have a fixed rate for an initial period of time (typically three, five, seven or 10 years) and, thereafter, generally adjust annually to an increment over a pre-determined interest rate index. As of December 31,

2009 and June 30, 2010, all of our agency securities were still in the initial fixed rate period. As the initial fixed rate period ends for our agency securities or if we acquire ARMs in the future, we will disclose in tabular format the portion of our agency securities that represent mortgages that will reset in the next 12 months. If we acquire securities that reset more frequently, such as monthly or quarterly, we will disclose that in tabular format in our appropriate periodic filings with the Commission.

Liquidity and Capital Resources, page 41

4.	We understand that you have entered into repurchase transactions accounted for as collateralized borrowings. For each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Response: We have disclosed the average balances of our repurchase agreements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary Financial Data” in our Forms 10-Q and under “Selected Financial Data” in our Forms 10-K. For example, in our Form 10-K for the year ended December 31, 2009, please see the table on page 29. In addition, we have disclosed the amount of the repurchase agreements outstanding as of the end of each quarter for the last two years under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” in our Forms 10-K and 10-Q. For example, in our Form 10-K for the year ended December 31, 2009, please see the table on page 31.

The table below sets forth the average amount of repurchase agreements outstanding during each quarter and the amount of these repurchase agreements outstanding as of the end of each quarter since January 1, 2008. The amounts at a period end can be both above and below the average amounts for the quarter. We do not manage our portfolio to have a pre-designated amount of borrowings at quarter end. These numbers will differ as we implement our portfolio management strategies and risk management strategies over changing market conditions.

	Average Daily Repurchase Agreements	Repurchase Agreements at Period End
	(dollars in thousands)
June 30, 2010	$6,092,328	$5,982,998
March 31, 2010	6,222,923	6,102,661
December 31, 2009	6,079,893	6,346,518
September 30, 2009	5,781,639	6,007,909
June 30, 2009	5,359,086	5,496,854
March 31, 2009	4,985,718	5,250,382
December 31, 2008	4,531,698	4,519,435
September 30, 2008	4,678,382	4,569,262
June 30, 2008	3,083,103	4,387,739
March 31, 2008	1,779,171	2,739,631

In the future, we will include similar information in our appropriate periodic filings with the Commission.

5.	We note your disclosure on page 43 that declines in the value of your agency securities portfolio can trigger margin calls by your lenders and that an event of default or termination event under the standard master repurchase agreement would give your counterparty the option to terminate all repurchase transactions existing with you and require any amount due by you to the counterparty to be payable immediately. Please revise to quantify or otherwise describe how any decline in the value of your agency securities would trigger margin calls and quantify such margin calls. In addition, briefly describe what would constitute an event of default or termination event and clarify whether your repurchase agreements contain cross-default provisions.

Response: As of June 30, 2010, the weighted average margin requirement, or the percentage amount by which the collateral value must exceed the loan amount, which we also refer to as the haircut, under all our repurchase agreements, was approximately 4.69% (weighted by borrowing amount). As of December 31, 2009, our weighted average haircut was 4.80%. We commonly receive margin calls from our lenders under our repurchase agreements for two reasons. One of these is what is known as a “factor call” which occurs each month when the new factors (amount of principal remaining on the security) are published by the issuing agency. The second type of margin call we may receive is a valuation margin call. Both of these require a dollar for dollar restoration of the margin shortfall above a certain minimum threshold. This threshold is usually between $50,000 and $150,000. As of December 31, 2009 and June 30, 2010, we had approximately $558 million and $485 million, respectively in agency securities, cash and cash equivalents available to satisfy future margin calls. To date, we have maintained sufficient liquidity to meet margin calls, and we have never been unable to satisfy a margin call, although no assurance can be given that we will be able to satisfy requests from our lenders to post additional collateral in the future.

An event of default or termination event under the standard master repurchase agreement would give our counterparty the option to terminate all repurchase transactions existing with us and require any amount due by us to the counterparty to be payable immediately. Our agreements for our repurchase facilities generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association (SIFMA) as to repayment, margin requirements and the segregation of all purchased securities covered by the repurchase agreement. In addition, each lender may require that we include supplemental terms and conditions to the standard master repurchase agreement that are generally required by the lender. Some of the typical terms which are included in such supplements and which supplement and amend terms contained in the standard agreement include changes to the margin maintenance requirements, purchase price maintenance requirements, the addition of a requirement that all controversies related to the repurchase agreement be litigated in a particular jurisdiction and cross default provisions. These provisions differ for each of our lenders.

In the future, we will include similar information in our appropriate periodic filings with the Commission.

Financial Statements and Footnotes

Statements of Income, page F-4

6.	We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Response: We acknowledge FASB ASC 260-10-45-5 requires disclosure of dividends per share in the notes to the annual financial statements. Respectfully, in response to the Staff’s comment, we note that Regulation S-X Rule 10-01(b)(2) states “If appropriate, the income statement shall show earnings per share and dividends declared per share applicable to common stock.” We believe that as a REIT, the dividends per share is an important consideration for investors in its common stock and that it is appropriate for presentation on the income statement. One of our REIT requirements is to distribute at least 90% of our taxable income as dividends and we strive to distribute over 90% of our taxable income. As a result, we believe it is an important industry disclosure to provide dividends declared per share on the face of the income statement in our Form 10-K. Additionally, we advise the Staff that its dividend disclosure was made in Part II, Item 5, page 27 of the Form 10-K.

Note 2 – Summary of Significant Accounting Policies, page F-7

Mortgage-Backed Securities, page F-8

7.	We note that you use independent sources to determine the fair value of your mortgage-backed securities. To the extent your independent sources include the use of brokers or pricing services, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response: The agency securities market is primarily an over-the-counter market. As such, there are no standard, public market quotations or published trading data for individual agency securities. The fair values of our agency securities are generally determined by management by obtaining valuations for each agency security from three separate and independent sources and averaging the three valuations.

Traders at broker-dealers function as market makers for these securities and these brokers have the most complete view of the trading activity. Brokers do not receive compensation for providing pricing information to us. The prices received are non-binding offers to trade, but are indicative quotations of the market value of our securities as of the market close of the last day of each quarter. The brokers receive trading data from several traders that participate in the active markets for these securities and directly observe numerous trades of securities similar to the securities owned by us. Given the volume of market activity for agency securities, it is our belief that the broker pricing accurately reflects market information for actual, contemporaneous transactions based on our review and analysis of the quotes or prices from the independent sources. Our analysis includes an evaluation of the spread between the quotes or prices. We do not adjust quotes or prices we obtain from brokers and pricing services.

If the fair value of a security is not available from a dealer or third-party pricing service or such data appears unreliable, we estimate the fair value of the security using a variety of methods including, but not limited to, independent pricing services, discounted cash flow analysis, matrix pricing, option adjusted spread models and fundamental analysis of observable market factors.

To validate the prices we obtain, to ensure our fair value determinations are consistent with SFAS 157, Fair Value Measurements, and to ensure that we properly classify our assets and liabilities in the fair value hierarchy, we evaluate the pricing information we receive taking into account factors such as coupon, prepayment experience, fixed/adjustable rate, coupon index, time to next reset and issuing agency, among other factors. In the future, we will include similar information in our appropriate filings with the Commission.

Note 3 – Financial Information, page F-10

8.	We note that you have classified, in a tabular presentation on page F-11, your mortgage backed securities and interest rate hedges within the fair value hierarchy as required by FASB 820-10-50. Explain to us why you have not classified your repurchase agreements within this hierarchy as well.

Response: Our accounting policy for repurchase agreements is an amortized cost accrual model in which the carrying value of the repurchase agreement is amortized over the maturity of the agreement, representing the interest paid to the lender. We include discussion of our accounting policy as a financing in Note 2—Summary of Significant Accounting Policies, page F-8. Our repurchase agreements are not accounted for at fair value on a recurring or nonrecurring basis. We respectfully note that we do not believe the fair value hierarchy as required by FASB 820-10-50 is applicable for our repurchase agreements.

However, we believe that our repurchase agreements meet the disclosure requirements of ASC 825-10-50 for financial instruments. We included the fair value disclosure of our repurchase agreements in Note 3—Financial Instruments, page F-11. In our view the amortized cost accrual model approximates fair value due to the short (30 days) duration of these instruments.